FEDERATED PROJECT AND TRADE FINANCE TENDER FUND

Federated Investors Funds

4000 Ericsson Drive
Warrendale, Pennsylvania 15086-7561

June 5, 2019

Mr. David Orlic

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

RE: FEDERATED PROJECT AND TRADE FINANCE TENDER FUND (the “Registrant” or the “Fund”)

1933 Act File No. 333-231065

1940 Act File No. 811-23174

Dear Mr. Orlic:

The Registrant is filing this correspondence in response to your comments provided on May 15, 2019 with respect to the Fund’s registration statement on Form N-2 under the Securities Act of 1933, as amended, which also serves as Amendment No. 7 to the registration statement under the Investment Company Act of 1940, as amended, and submitted by the Fund on April 26, 2019 (the “Registration Statement”). We believe that the disclosure changes to the Registration Statement and supplemental responses discussed in this letter are fully responsive to the comments and resolve the matters raised.

As previously discussed, the Fund intends to file an amended Registration Statement reflecting the responses herein and updated financial information. The Fund and the Fund’s distributor will subsequently formally request acceleration of the Registration Statement for the end of July.

COMMENT 1. Please confirm that all information in the Prospectus and Statement of Additional Information that is required to be updated as of the Fund’s recent fiscal year end will be updated in a Pre-Effective Amendment.

RESPONSE: The Registrant confirms that all required annual updates will be incorporated into the upcoming Pre-Effective Amendment filing.

COMMENT 2. In the “Authorized Shares” table on page 36 of the Prospectus, please update it as necessary and add a fourth column regarding current shares outstanding (per Item 10(5) of Form N-2).

RESPONSE: The requested change has been made and will be incorporated into the Registrant’s upcoming Pre-Effective Amendment filing.

If you have any questions on the enclosed material, please contact me at (412) 288-4429.

Very truly yours,

/s/ Mark R. Thompson

Mark R. Thompson

Senior Paralegal